Exhibit 99.3

The End of the Customer Service Run-around: Journey Optimization
Reduces Headaches for Both Companies and Customers

The NICE Customer Journey Optimization solution helps companies understand how and why customers are interacting with them across different channels and touch points, reduce bottlenecks, and enhance each individual journey

RA’ANANA, ISRAEL, June 9, 2014 – NICE Systems (NASDAQ: NICE) today announced the beginning of the end for the customer service run-around. With today’s announcement of the NICE Customer Journey Optimization solution, customers can now enjoy a personalized experience with much less effort, while organizations gain transparency to the customer experience across different channels and touch points – allowing them to reduce customer effort, increase customer loyalty, operate more efficiently, and maximize revenue opportunities.

Customers today use an average of six different channels to contact companies and service providers (source: NICE 2013 Customer Experience Survey). They switch quickly from web, to telephone, to social media, to chat, to interactive voice response, to visiting a retail location, depending on whichever is most convenient at the moment, all while expecting the company to remember what they said and did over several of their past interactions.

Yet companies as a whole, and divisions such as marketing, sales, and service, manage each of these channels as silos, optimizing the customer experience for each channel independently but losing track of the customer’s overall journey as they jump from channel to channel.

“Organizations must be able to connect all the dots in order to see the ‘big picture’ of how customers interact with them across channels and touch points,” said Yochai Rozenblat, President of the NICE Enterprise Group. “Customer Journey Optimization helps organizations know where customers have been, what they’re trying to achieve, and why specific issues led them down a particular channel.”

The cloud-based Customer Journey Optimization solution, based on the NICE Customer Engagement Analytics platform, uses predictive and real-time analytics as well as patented machine learning technologies to identify customer behavior patterns and help determine customers’ next move, likeliness to churn, or interest in a particular product or offer. Organizations can use this information to personalize the customer experience in real time by deciding which offers or messages to present to a customer while an interaction is taking place.

Journey visualization allows organizations not only to focus on the individual journey but also to understand the impact of the thousands of journeys that take place each day. By analyzing and monitoring cross-channel paths, companies can use NICE Customer Journey Optimization to detect important insights about groups of people who exhibit a similar pattern of behavior. This could identify problems and opportunities that might once have gone undetected.

“Our solution is unique in enabling companies to identify journey bottlenecks and reduce customer effort for whole segments of customers, while at the same time enhancing and personalizing the experience for each individual customer,” said Rozenblat. “Understanding the customer journey is instrumental to improving customer experience and driving brand loyalty.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investor
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.